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Atlantic Bancshares, Inc.
2007 annual report

Discover the shortest distance between you and your bank.

Atlantic Bancshares, Inc.

Trend Analysis


total assets
[$ millions]
85
80
75
70
65
60
55
50
12/06
3/07
6/07
9/07
12/07
quarter ending


loans receivable
[$ millions]
85
80
75
70
65
60
55
50
45
40
35
12/06
3/07
6/07
9/07
12/07
quarter ending


deposits
[$ millions]
70
65
60
55
50
45
40
35
12/06
3/07
6/07
9/07
12/07
quarter ending


2007 net loss
[$ thousands]
180
170
160
150
140
130
120
110
100
3/07
6/07
9/07
12/07
quarter ending

Atlantic Bancshares, Inc.

One Sherington Drive, Suite J
Post Office Box 3077
Bluffton, South Carolina 29910

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholder:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of Atlantic Bancshares, Inc., the holding company for Atlantic Community Bank. At the meeting, we will report on our performance in 2007 and answer your questions. We look forward to discussing our plans with you. We hope you can attend the meeting.

This letter serves as your official notice that we will hold the meeting on Friday, May 9, 2008 at 10:00 AM at the Community Center, Oscar Frazier Park, 77 Shults Road, Bluffton, South Carolina 29910, for the following purposes:

1. To elect our board of directors;

2. To ratify the appointment of Elliott Davis, LLC as our independent registered public accounting firm for fiscal year 2008; and

3. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 20, 2008, are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon, there also will be a report on our operations. Our directors and executive officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,

Brian J. Smith, DMD
Chairman of the Board of Directors

April 7, 2008
Bluffton, South Carolina

Atlantic Bancshares, Inc.

One Sherington Drive, Suite J
Post Office Box 3077
Bluffton, South Carolina 29910

Proxy Statement for the Annual Meeting of Shareholders to be Held on May 9, 2008

Our board of directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The board set March 20, 2008 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,251,577 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Robert P. Trask and Brian J. Smith as your representatives at the meeting. Messrs. Trask and Smith will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors" and for the ratification of Elliott Davis LLC as our independent registered public accounting firm. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Trask and Smith will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the *shareholder of record*, you must first obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares.)

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority, and shares subject to a broker non-vote on a matter will not be considered to be entitled to vote on the matter at the meeting.

In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are enclosing with this proxy statement a copy of our audited financial statements for the year ended December 31, 2007. In addition, our Annual Report on Form 10-KSB for the year ended December 31, 2007 and other SEC filings are available to the public on the SEC's website on the Internet at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-KSB. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 7, 2008.

Proposal No. 1

Election Of Directors

Our board of directors will submit to the shareholders for their vote at the annual meeting a slate of directors comprising of eight nominees, all currently directors. Our directors are:

Our Board of Directors

Gary C. Davis	Mark S. Simpson	Allen B. Ward
Frederick Anthony Nimmer, III	Brian J. Smith	Edgar L. Woods
Robyn Josselson Shirley	Robert P. Trask	

In addition to those nominees proposed by the current board, a shareholder may propose nominees for our board of directors in accordance with the nomination process detailed in our bylaws. No shareholder nominations were received during the notification period.

Shareholders will elect the nominees as directors at the meeting to serve a one-year term, expiring at the 2009 annual meeting of shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect all of the nominees listed above as directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy to elect Messrs. Davis, Nimmer, Simpson, Smith, Trask, Ward, and Woods, and Ms. Shirley. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Trask and Smith will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. All nominees are original directors and are also organizers and directors of our subsidiary, Atlantic Community Bank.

The board unanimously recommends a vote FOR these nominees.

Gary C. Davis, 43, director, is broker-in-charge with Hilton Head Lakes residential community in Hardeeville. From October 2005 to October 2007, Mr. Davis was a real estate sales consultant with the Hampton Lake residential community in Bluffton. Prior to that position, from November 2002 to September 2005, Mr. Davis was broker-in-charge of Hampton Hall Realty, the real estate sales arm of the Hampton Hall planned unit residential development located in Bluffton. Mr. Davis also worked for ten years with the health care manufacturer Johnson & Johnson, the last three as a district sales manager for the southeastern United States. Mr. Davis holds a South Carolina real estate brokers license. He is a native of Ridgeland in Jasper County, South Carolina and has been living in Bluffton since 1999. Mr. Davis received his bachelors degree in business administration from Presbyterian College.

Frederick Anthony Nimmer, III, 47, director, is president of both Nimmer Turf + Tree Farm and Nimmer Equipment Rental Company, a position he has held since 1987. He also serves as vice president of Turfmasters, Inc., which specializes in the installation of sod.

All of these businesses are based in Ridgeland in Jasper County, South Carolina. Mr. Nimmer earned a bachelors degree in finance from Clemson University. Mr. Nimmer formerly served on South Carolina Bank & Trust's Jasper County Advisory Board from January 1999 to October 2004. Mr. Nimmer is a native of Jasper County and has lived in Bluffton since 2001. He is also past president of the Jasper County Rotary Club.

Robyn Josselson Shirley, 41, director, has been practice manager for the Southeastern Oral and Maxillofacial Surgery Center, Inc., Bluffton, South Carolina since 1999. She earned a bachelors degree in sociology from Furman University. She also holds bachelors and masters degrees in occupational therapy from the Medical University of South Carolina. Mrs. Shirley holds a South Carolina license in occupational therapy. A native of Yemassee, South Carolina, she has lived in Bluffton since 2001 and formerly served on the board of directors of Heroes on Horseback.

Mark S. Simpson, 46, director, is an attorney and a member of the South Carolina Bar. He has been in private practice with Jones, Patterson, Simpson & Newton, PA practicing in the fields of real estate and corporate law since 1987. Mr. Simpson earned undergraduate and law degrees from the University of South Carolina. Mr. Simpson has lived on Hilton Head Island since 1987. Mr. Simpson has served as chair and is currently serving as a board member of the United Way of Beaufort County.

Brian J. Smith, 35, served as chair of the organizing board and is the current chair of our board of directors. A native of Estill, South Carolina, Dr. Smith earned a Bachelors of Science from Clemson University. He then went on to earn his post-graduate degree from the Medical University of South Carolina's College of Dental Medicine. Upon completion of a General Practice residency program at Palmetto Richland Health Alliance in Columbia, South Carolina, Dr. Smith opened his private practice. He has been president and owner of Palmetto Dental Arts, PA since 1999.

Robert P. Trask, 45, is our president and chief executive officer. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 19 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask is a trustee for both the Community Foundation of the Lowcountry, Inc. and Technical College of the Lowcountry Foundation, Inc. Mr. Trask also serves as Group I Director of the South Carolina Bankers Association's Community Bankers Council. Most recently, Mr. Trask was appointed as a fellow of the Liberty Fellowship Class of 2009.

Allen B. Ward, 40, director, has been president of the Bluffton-based engineering firm of Ward Edwards Inc., which specializes in land surveying and multi-faceted engineering services, since 2000. Ward Edwards, Inc. also has offices in Savannah and Beaufort. He holds professional engineer licenses from multiple states, including South Carolina. Mr. Ward earned both his bachelors degree in civil engineering and masters degree in environmental systems engineering from Clemson University. Originally from Kingstree, South Carolina, he has lived in Bluffton since 1998 and Beaufort County since 1992. Mr. Ward currently serves as a member of the Board of Directors of the South Carolina Chamber of Commerce.

Edgar L. Woods, 47, director, has been president and owner of Palmetto Grain Brokerage LLC, which specializes in cash grain brokerage, futures/options trading and farm management, since 1985. He is also president of Performance Ag, LLC, a licensed South Carolina grain dealer/ merchant, and is also a partner in the Agricultural Products Exchange, a feed ingredients trading company with offices in New York, Iowa, and South Carolina. He holds a Futures, Series 3 license from the National Futures Association. Mr. Woods earned his bachelors degree in agricultural mechanization and business from Clemson University. He is a native of Jasper County and has lived in Bluffton since 1990.

Mr. Woods serves as chairman of the Palmetto Agribusiness Council and is past president of both the South Carolina Grain Dealers Association and Southeastern Feed and Grain, a group of feed and grain dealers from four southeastern states.

Additional information is set forth below regarding other officers of our company and our bank:

Michelle M. Pennell, 41, is our chief financial officer and executive vice president. Michelle has been a resident of the low country area for over 16 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as the Vice President and Treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991 to 1998. In addition, Ms. Pennell has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. Ms. Pennell has participated in a variety of leadership positions in community organizations over the years. She is a graduate of the Hilton Head/Bluffton Chamber of Commerce Leadership Program.

Proposal No. 2

Ratification of Elliott Davis, LLC as our Independent Registered Public Accounting Firm for 2008

The Board of Directors recommends the ratification of the appointment of Elliott Davis, LLC as the independent registered public accounting firm for us and our subsidiaries for fiscal year 2008 to audit and report to the shareholders upon our financial statements and internal controls as of and for the period ending December 31, 2008.

Representatives of Elliott Davis, LLC will be present at the Annual Meeting, and such representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions that the shareholders may have. Neither the firm nor any of its members has any relation with us except in the firm's capacity as auditors or as advisors. The appointment of auditors is approved annually by the Board of Directors. The decision of the Board is based on the recommendation of the Audit Committee.

Ratification requires the approval of holders of a majority of the votes cast by our shareholders with respect to this matter. Abstentions and broker non-votes will have no effect upon the vote on this matter.

The board unanimously recommends a vote FOR the ratification of the appointment of Elliott Davis, LLC as independent auditors.

Atlantic Bancshares, Inc.

One Sherington Drive, Suite J
Post Office Box 3077
Bluffton, South Carolina 29910

Dear Fellow Shareholder:

We are pleased to report on the progress of your companies, Atlantic Bancshares, Inc. and Atlantic Community Bank. Since opening for business in January 2006, consolidated assets have grown to over $82 million as of December 31, 2007. Last year we converted our Hilton Head Island loan production office into a full service deposit branch. In 2007, we also completed the trademark process for the bank's master logo. This year we anticipate completing the trademark process for our unique logo. These milestones were possible because of our company family consisting of customers, bank employees, directors and you, our shareholders.

Overall market conditions are dynamic. The current economy poses real challenges in terms of achieving growth and profitability. A steady stream of new competitors has penetrated our local market directly influencing core deposit collection and adversely impacting profit margins. Lastly, the regulatory burden of our business remains expensive.

Rather than being distracted by circumstances beyond our control, your bank has elected to remain positive and stay true to our vision, "Continuity Through Profitable Growth". At the same time, we remain flexible by leveraging opportunities that will reap rewards in the future. Elements to our approach include the following:

Long term thinking – proactive versus reactive
Emphasize asset quality and value added growth
Excel at banking our niche
Hire, train and retain the best talent
Differentiate ourselves from the competition through branding, innovation and customer service

This balanced approach to banking has properly positioned your bank now and for the future. A firm foundation is in place to address both the opportunities and the challenges that lie ahead. Later this summer, we are moving into our new Sheridan Park Main Branch signaling to the community that your bank is vibrant and growing.

The future remains bright! We truly appreciate your faith in, your commitment to, and your support of Atlantic Community Bank.

Sincerely,

Brian J. Smith
Chairman of the Board of Directors

Robert P. Trask
President & Chief Executive Officer

Atlantic Bancshares, Inc.

Consolidated Financial Statements
and
Report of Independent Registered Public Accounting Firm

December 31, 2007 and 2006

Atlantic Bancshares, Inc.

Table of Contents

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
Atlantic Bancshares, Inc.
Bluffton, South Carolina

We have audited the accompanying consolidated balance sheets of Atlantic Bancshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Bancshares, Inc., at December 31, 2007 and 2006, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of Atlantic Bancshares, Inc.'s internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 19, 2008

Atlantic Bancshares, Inc.

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 1,630,198	$ 1,621,399
Federal funds sold	-	6,611,000
Total cash and cash equivalents	1,630,198	8,232,399
Securities available for sale	13,599,116	3,560,807
Nonmarketable equity securities	318,400	93,200
Loans receivable	65,764,459	38,819,635
Less allowance for loan losses	(677,850)	(389,340)
Loans, net	65,086,609	38,430,295
Accrued interest receivable	369,775	231,559
Premises, furniture and equipment, net	397,451	445,877
Deferred tax asset	1,073,313	817,814
Other assets	157,878	110,094
Total assets	$ 82,632,740	$ 51,922,045
Liabilities:		
Deposits:		
Noninterest bearing transaction accounts	$ 5,951,955	$ 4,974,343
Interest-bearing transaction accounts	2,536,183	4,379,043
Savings and money market	17,712,595	14,735,478
Time deposits $100,000 and over	9,956,382	9,727,445
Other time deposits	27,311,987	7,394,835
Total deposits	63,469,102	41,211,144
Advances from Federal Home Loan Bank	5,000,000	-
Federal funds purchased	3,838,200	-
Accrued interest payable	196,852	145,657
Other liabilities	146,328	122,272
Total liabilities	72,650,482	41,479,073
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, no par value; 10,000,000 shares authorized; 1,251,577 shares issued and outstanding	11,982,122	11,982,122
Capital surplus	159,781	62,373
Accumulated other comprehensive income	20,518	9,794
Deficit	(2,180,163)	(1,611,317)
Total shareholders' equity	9,982,258	10,442,972
Total liabilities and shareholders' equity	$ 82,632,740	$ 51,922,045

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Operations
For the years ended December 31, 2007 and 2006

	2007	2006
Interest income:		
Loans, including fees	$ 4,247,639	$ 1,421,776
Securities, available for sale, taxable	383,615	70,690
Nonmarketable equity securities	6,778	-
Federal funds sold	52,711	668,325
Interest bearing deposits with other banks	756	17,492
Total	4,691,499	2,178,283
Interest expense:		
Time deposits $100,000 and over	496,289	201,827
Other deposits	1,788,674	778,226
Other borrowings	50,216	779
Total	2,335,179	980,832
Net interest income	2,356,320	1,197,451
Provision for loan losses	291,584	390,174
Net interest income after provision for loan losses	2,064,736	807,277
Noninterest income:		
Service fees on deposit accounts	73,683	24,343
Residential mortgage origination fees	162,165	139,057
Other income	70,665	34,020
Total noninterest income	306,513	197,420
Noninterest expenses:		
Salaries and employee benefits	1,684,220	1,732,164
Net occupancy	184,712	263,599
Professional fees	197,192	280,562
Marketing	258,153	369,919
Furniture and equipment	201,437	140,131
Data processing and related costs	264,644	245,413
Other operating	410,760	393,882
Total noninterest expenses	3,201,118	3,425,670
Loss before income tax benefit	(829,869)	(2,420,973)
Income tax benefit	(261,023)	(822,860)
Net loss	$ (568,846)	$ (1,598,113)
Basic loss per share	$ (.45)	$ (1.36)
Diluted loss per share	$ (.45)	$ (1.36)
Average shares outstanding	1,251,577	1,174,734

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2007 and 2006

	Common stock		Additional Paid-in Capital	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity (deficit)
	Shares	Amount				
December 31, 2005	10	$ 100	-	-	$ (13,204)	$ (13,104)
Proceeds from issuance of common stock, net of offering costs of $533,648	1,251,567	11,982,022	-	-	-	11,982,022
Net loss	-	-	-	-	(1,598,113)	(1,598,113)
Other comprehensive income, net of tax of $5,046	-	-	-	9,794	-	9,794
Total comprehensive loss	-	-	-	-	-	(1,588,319)
Stock based compensation	-	-	62,373	-	-	62,373
December 31, 2006	1,251,577	11,982,122	62,373	9,794	(1,611,317)	10,442,972
Net loss					(568,846)	(568,846)
Other comprehensive income, net of tax of $5,524	-	-	-	10,724	-	10,724
Total comprehensive loss	-	-	-	-	-	(558,122)
Stock based compensation	-	-	97,408	-	-	97,408
December 31, 2007	1,251,577	$ 11,982,122	$ 159,781	$ 20,518	$ (2,180,163)	$ 9,982,258

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

	For the years ended December 31, 2007	2006
Cash flows from operating activities		
Net loss	$ (568,846)	$ (1,598,113)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for loan losses	291,584	390,174
Depreciation and amortization expense	170,977	159,848
Discount (accretion) on securities available for sale	(35,670)	1,649
Stock-based compensation expense	97,408	62,373
Deferred income tax benefit	(261,024)	(822,860)
Increase in interest receivable	(138,216)	(231,559)
Increase in interest payable	51,195	140,626
(Increase) decrease in other assets	(47,784)	764,309
(Decrease) increase in other liabilities	24,056	(65,215)
Net cash used in operating activities	(416,320)	(1,198,768)
Cash flows from investing activities		
Net increase in loans receivable, net	(26,947,898)	(38,820,469)
Purchase of premises, furniture and equipment	(122,552)	(605,725)
Purchase of securities available for sale	(10,539,784)	(3,655,950)
Repayments of securities available for sale	553,395	108,334
Purchase of nonmarketable equity securities	(225,200)	(93,200)
Reimbursement from Bank for premises, furniture and equipment	-	311,572
Net cash used in investing activities	(37,282,039)	(42,755,438)
Cash flows from financing activities		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	2,111,869	24,088,864
Net increase in certificates of deposit and other time deposits	20,146,089	17,122,280
Net decrease in stock subscription deposits	-	(7,162,150)
Net decrease in note payable	-	(1,046,988)
Net increase in federal funds purchased	3,838,200	-
Net increase in FHLB advances	5,000,000	-
Proceeds from sale of common stock, net of stock issuance costs	-	11,982,022
Net cash provided by financing activities	31,096,158	44,984,028
Net (decrease) increase in cash and cash equivalents	(6,602,201)	1,029,822
Cash and cash equivalents at beginning of the period	8,232,399	7,202,577
Cash and cash equivalents at end of the period	$ 1,630,198	$ 8,232,399
Supplemental information		
Cash paid for		
Interest	$ 2,283,984	$ 840,206
Income taxes	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Atlantic Bancshares, Inc. (the Company) was incorporated to serve as a bank holding company for its subsidiary, Atlantic Community Bank (the Bank). Atlantic Community Bank commenced business on January 26, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the Beaufort County region of South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and income tax assets and liabilities. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Beaufort County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company has a concentration of construction, land and land development loans which totaled $18,027,664 at December 31, 2007, representing 181% of total equity and 28% of net loans receivable. Within this loan category, the collateral, purpose and structure of the loans vary substantially. Historically, economic growth and a low interest rate environment have created opportunities for land acquisition and development activities in the Company's market area. During fiscal 2007, adverse changes in such factors slowed the absorption of developing projects and moderated market values of land and developed lots. Management continues to monitor this concentration of credit risk at this time and has considered this concentration in its evaluation of the allowance for loan losses. As of December 31, 2007, the Company identified one impaired loan related to this concentration. Included in the allowance for loan losses at December 31, 2007 was approximately $19,000 related to this impaired loan. The Company experienced no significant losses related to this identified risk during the years ended December 31, 2007 and 2006. Management is not aware of any other concentrations of loans to classes of borrowers or industries that would be similarly affected by these economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits with correspondent accounts and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale. Interest income is recognized when earned.

Nonmarketable Equity Securities - Nonmarketable equity securities consist of the cost of the Company's investment in the stock of Federal Home Loan Bank. This stock has no quoted market value and no ready market for it exists. The Company has determined it is not practicable to estimate the fair value of these investments and, accordingly, uses cost as fair value. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2007 and 2006, the Company's investment in Federal Home Loan Bank stock was $318,400 and $93,200, respectively. Dividends are recognized when earned. These nonmarketable equity securities were not evaluated for impairment.

Loans Receivable - Loans are stated at their unpaid principal balance adjusted for unamortized premiums and unearned discounts and deferred loan fees and costs. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, recognition of interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the unpaid principal balance and accrued interest. When recognition of interest income is discontinued, interest earned but not collected since the last payment received is reversed.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans are charged off when the amount of loss is reasonably quantifiable and the loss is likely to occur. Interest payments received after a loan is placed in nonaccrual are applied as a principal reduction until such time as the loan is returned to accrual status. Generally, loans are returned to accrual status when the loan is brought current and the ultimate collectability of principal and interest is no longer in doubt. The amount of unrecognized interest income on nonaccrual loans at December 31, 2007 is $ 27,759. No interest income on nonaccrual loans was unrecognized for the year ending December 31, 2006.

The Company follows SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," for determining impairment on certain loans. SFAS No. 114 requires that nonhomogenous impaired loans and certain restructured loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. A specific reserve, if deemed necessary, is set up for each impaired loan. Accrual of interest income on impaired loans is suspended when, in management's judgment, doubt exists as to the collectability of principal and interest. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. If amounts are received on impaired or restructured loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income depending on management's judgment as to the collectability of principal. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using a method approximating a level yield.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, and prevailing economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

While management uses the best information available to make evaluations, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon examination.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 3 to 10 years and software of 1 year. Leasehold improvements are amortized over the lesser of the asset's useful life or the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred and are included in marketing expense in the accompanying consolidated statements of operations. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Pre-opening expenses - The activities associated with organizing the Bank were conducted in the name of the Company during the developmental stage period (October 1, 2004 to December 31, 2005). The Company transferred certain organizational expenses to the Bank.

A summary of expenses that were transferred included:

Salaries and benefits	$ 389,374
Professional fees	104,623
Advertising	47,820
Depreciation	21,310
Insurance	8,718
Office supplies	14,289
Rent	82,067
Telephone	15,233
Travel and entertainment	24,139
Utilities	2,576
Other	30,531
	$ 740,680

As of December 31, 2005, the Company recorded $615,729 as a receivable from the Bank for expenses associated with the forming of the Bank. The Bank reimbursed and recorded these expenses in the statement of operations for the year ended December 31, 2006.

Loss Per Share - Basic loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. Dilutive loss per share is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding. Potential common share equivalents consist of stock options and warrants determined using the treasury stock method and the average market price of the common stock. At December 31, 2007 and 2006, there were no dilutive stock options or warrants.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation - The Company accounts for options and warrants under the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), Accounting for Stock-Based Compensation. Compensation expense is recognized in the consolidated statement of operations.

In calculating the compensation expense for stock options, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2007: dividend yield of 0 percent; expected volatility of 15 percent based on forecasted future volatility because there is no historical data available; risk-free interest rates that range from 4.66% to 4.94% based on a risk free rate of return corresponding to the estimated life of the option; and expected life of 7.50 years using the "simplified method" described in SAB Topic 14.D because there is no historical data available. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

In calculating the compensation expense for stock options, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006: dividend yield of 0 percent; expected volatility of 10 percent based on forecasted future volatility because there is no historical data available; risk-free interest rates that range from 4.40% to 5.12% based on a risk free rate of return corresponding to the estimated life of the option; and expected life of 7.50 years using the "simplified method" described in SAB Topic 14.D because there is no historical data available. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

The Company's stock option plan, which is stockholder approved, provides for stock options to be granted primarily to directors, officers and key employees. Options granted under the stock option plan may be incentive stock options or non-incentive stock options. Share option awards are generally granted with an exercise price equal to, or in excess of, the market price of the Company's shares at the date of grant. Options vest ratably over a five-year period and expire after ten years from the date of grant. Share options awards provide for accelerated vesting if there is a change in control, as defined in the stock option plan. The remaining shares of stock reserved under the option plan at December 31, 2007 amounted to approximately 180,502 shares.

The Company intends to issue authorized but previously unissued shares to satisfy option exercises.

In calculating the compensation expense for stock warrants, the fair value of warrants granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006: dividend yield of 0 percent; expected volatility of 10 percent; risk-free interest rate of 4.73%; and expected life of 7.50 years. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

Comprehensive Income – SFAS No 130, "Reporting Comprehensive Income" established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity and comprehensive income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows – For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Off-Balance-Sheet Financial Instruments – In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements – The following is a summary of recent authoritative pronouncements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties – In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications – Certain captions and amounts in the 2006 financial statements were reclassified to conform with the 2007 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

At December 31, 2007, the Company is not required to maintain cash balances with its correspondent banks to cover cash letter transactions.

NOTE 3 - INVESTMENT SECURITIES

The amortized costs and fair value of investment securities available for sale are as follows for the years ended December 31:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 3,537,088	$ 63,332	$ -	$ 3,600,420
Mortgage-backed securities	10,030,940	14,378	(46,622)	9,998,696
Total investment securities	$ 13,568,028	$ 77,710	$ (46,622)	$ 13,599,116

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 1,963,751	$ 11,249	$ (550)	$ 1,974,450
Mortgage-backed securities	1,582,216	6,542	(2,401)	1,586,357
Total investment securities	$ 3,545,967	$ 17,791	$ (2,951)	$ 3,560,807

The amortized costs and fair values of investment securities available for sale at December 31, 2007 and 2006, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity schedule below. The maturities related to these mortgage-backed securities have been allocated based on their scheduled repayment terms. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations with or without call or prepayment penalties.

	2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ -	$ -
Due after one through five years	990,690	1,001,500	986,422	989,950
Due after five through ten years	1,989,425	2,020,662	1,612,972	1,624,343
Due after ten years	10,587,913	10,576,954	946,573	946,514
Total investment securities	$ 13,568,028	$ 13,599,116	$ 3,545,967	$ 3,560,807

The Company sold no investment securities in 2007 or 2006. Accordingly, no gains or losses were recorded. At December 31, 2007 and 2006, approximately $8,696,853 and $3,087,533, respectively, of securities was pledged as collateral for lines of credit and advances with correspondent banks.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31:

	December 31, 2007					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	4,715,487	(38,576)	420,402	(8,046)	5,135,889	(46,622)
	$ 4,715,487	$ (38,576)	$ 420,402	$ (8,046)	$ 5,135,889	$ (46,622)

NOTE 3 – INVESTMENT SECURITIES (continued)

	December 31, 2006					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises	$ 499,450	$ (550)	$ -	$ -	$ 499,450	$ (550)
Mortgage-backed securities	473,274	(2,401)	-	-	473,274	(2,401)
	$ 972,724	$ (2,951)	$ -	$ -	$ 972,724	$ (2,951)

The unrealized losses on investments were attributable to increases in interest rates, rather than credit quality. At December 31, 2007, unrealized losses are comprised of five securities that have had continuous losses of less than 12 months totaling $38,576 and one security that has had a continuous loss of 12 months or more totaling $8,046. At December 31, 2006, unrealized losses are comprised of two securities that have had continuous losses of less than 12 months totaling $2,951. None of the Company's securities were considered impaired at December 31, 2007. The Company has the intent and ability to hold these investments until a recovery of fair value, which may be at maturity.

NOTE 4 – LOANS RECEIVABLE

The composition of net loans by major loan categories is as follows for the years ended December 31:

	2007	2006
Real estate:		
Mortgage	$ 42,690,242	$ 22,333 490
Construction, land and land development	18,027,664	12,739,992
Total real estate loans	60,717,906	35,073,482
Commercial and industrial	4,561,846	3,576,762
Consumer and other	592,378	288,391
Deferred origination fees, net	(107,671)	(119,000)
Gross loans receivable	65,764,459	38,819,635
Less allowance for loan losses	(677,850)	(389,340)
Loans receivable, net	$ 65,086,609	$ 38,430,295

Nonaccrual loans, which are all loans ninety days or more delinquent, totaled $528,387 at December 31, 2007. There were no nonaccrual loans at December 31, 2006. In the period ended December 31, 2007, interest income which would have been recorded would have been $27,759, had nonaccruing loans been current in accordance with their original terms. No interest income would have been recorded for this reason for the period ended December 31, 2006. Additionally, as of December 31, 2007 and 2006, the Bank had no loans ninety days or more past due and still accruing interest.

At December 31, 2007, the Bank had three loans that were impaired totaling $528,387. At December 31, 2006, there were no impaired loans. All of these loans are secured by real estate. Included in the allowance for loan losses at December 31, 2007 was $162,775 related to impaired loans. There was no specific reserve for impaired loans in the allowance for loan losses at December 31, 2006. The average recorded investment in impaired loans for the year ended December 31, 2007 was $142,588. There was no average investment for impaired loans for the year ended December 31, 2006. The Bank recognized no interest income on impaired loans during fiscal 2007 and 2006.

NOTE 4 – LOANS RECEIVABLE (continued)

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2007 and 2006.

The composition of gross loans by rate type is as follows for the years ended December 31:

	2007	2006
Variable rate loans	$ 17,747,240	$ 10,630,191
Fixed rate loans	48,124,890	28,308,444
Deferred origination fees, net	(107,671)	(119,000)
Gross loans	$ 65,764,459	$ 38,819,635

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating income and by recoveries of loans that were previously written-off. The allowance is decreased by the aggregate loan balances, if any, that were deemed uncollectible during the year.

Transactions in the allowance for loan losses for the years ended December 31 are summarized below:

	2007	2006
Balance, beginning of year	$ 389,340	$ -
Provision charged to operations	291,584	390,174
Charge-offs	(5,230)	(834)
Recoveries	2,156	-
Balance, end of year	$ 677,850	$ 389,340

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows at December 31:

	2007	2006
Leasehold improvements	$ 236,549	$ 154,125
Furniture and equipment	491,727	451,600
Accumulated depreciation	(330,825)	(159,848)
Total property and equipment	$ 397,451	$ 445,877

Depreciation expense for the years ended December 31, 2007 and 2006 was $170,977 and $159,848, respectively.

NOTE 6 - DEPOSITS

At December 31, 2007 the scheduled maturities of certificates of deposit are as follows:

2008	$	34,589,002
2009		2,511,541
2010		167,826
	$	37,268,369

Included in the 2008 scheduled maturity is $19,159,985 of brokered CDs with a weighted average interest rate at December 31, 2007 of 5.16%.

NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK

As of December 31, 2007, the Bank had one advance from the Federal Home Loan Bank in the amount of $5,000,000. The advance has a fixed interest rate of 3.484% and matures on November 29, 2017. Interest is paid quarterly and principal is due at maturity. As collateral, the Bank has pledged a portion of the investment portfolio. The advance is subject to prepayment penalties and contains conversion options. At December 31, 2007, collateral pledged to the Federal Home Loan Bank would support additional borrowings of $623,171.

NOTE 8 - STOCK COMPENSATION PLAN

Under the terms of employment agreements with the Company's Chief Executive Officer ("CEO"), Chief Credit Officer ("CCO"), Chief Operating Officer ("COO") and the Company's Chief Financial Officer ("CFO"), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO was granted options to purchase common stock equal to 2% of the shares sold in the offering or 25,031 options. The CCO and the COO were granted options to purchase common stock equal to 1% of the shares sold in the offering or 12,516 options to each. The CFO was granted 10,000 stock options. These options vest over a five year period. The options have an exercise price of $10 per share and terminate ten years after the date of grant.

The Company has also granted a total of 25,750 stock options to its employees. Of these, 18,000 were granted in 2006 and 7,750 were granted in 2007. These options vest over a five year period. Years will be measured from the grant dates. The options have an exercise price of $10 to $11 per share and terminate ten years after the date of grant. The weighted average grant date fair value was $11 and $10 per share in 2007 and 2006, respectively. No options have been exercised. As of December 31, 2007 there was $162,558 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted average period of 3.28 years. The total fair value of the shares vested during the years ended December 31, 2007 and 2006 was $46,439 and $22,716, respectively.

A summary of the status of the Company's stock options as of December 31, and changes during the year are presented below:

	2007			2006		
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price	
Outstanding at January 1,	69,563	$	10.00	-	$	-
Granted	7,750		11.00	78,063		10.00
Exercised	-		-	-		-
Forfeited	(7,500)		10.00	(8,500)		-
Expired	-		-	-		-
Outstanding at December 31,	69,813	$	10.11	69,563	$	10.00

NOTE 8 - STOCK COMPENSATION PLAN (continued)

At December 31, 2007, 12,413 of these options were exercisable. No options were exercisable at December 31, 2006.

The following table summarizes information about the stock options outstanding under the Company's Plan at December 31, 2007:

	Outstanding	Exercisable
Number of options	69,813	12,413
Weighted average remaining life	8.70 years	8.58 years
Weighted average exercise price	$ 10.11	$ 10.00
High exercise price	$ 11.00	$ 10.00
Low exercise price	$ 10.00	$ 10.00
Aggregate intrinsic value	$ 0.00	$ 0.00

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2007	69,563	$ 10.00
Granted	7,750	$ 11.00
Vested	(12,413)	$ 10.00
Forfeited	(7,500)	$ 10.00
Nonvested at December 31, 2007	57,400	$ 10.13

NOTE 9 - STOCK WARRANTS

The organizers of the Bank received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. The warrants vest over a five year period. All unexercised organizer warrants expire on the tenth anniversary of the opening date of the bank, subject to earlier termination in certain circumstances pursuant to individual stock warrant agreements.

A summary of the status of Company's stock warrants as of December 31, and changes during the year is presented below:

	2007		2006	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding at January 1,	80,000	$ 10.00	-	$ -
Granted	-	-	80,000	10.00
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at December 31,	80,000	$ 10.00	80,000	$ 10.00

At December 31, 2007, 16,000 warrants were exercisable. No warrants were exercisable at December 31, 2006.

NOTE 10 - INCOME TAXES

Income tax expense for the years ended December 31, is summarized as follows:

	2007	2006
Current portion		
Federal	$ -	$ -
State	-	-
Total current	-	-
Deferred income taxes	261,023	822,860
Income tax benefit	$ 261,023	$ 822,860

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 164,507	$ 83,725
Net operating loss carryforward	655,137	503,724
Organizational and start-up costs	215,308	231,879
Accumulated depreciation	31,248	24,765
Other	49,491	23,154
Total deferred tax assets	1,115,691	867,247
Deferred tax liabilities:		
Unrealized loss on securities available for sale	10,570	5,046
Net capitalized loan costs and fees	16,493	36,231
Prepaid expenses	15,315	8,156
Total deferred tax liabilities	42,378	49,433
Net deferred tax asset	$ 1,073,313	$ 817,814

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax assets will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2007, management has not recorded a valuation allowance. Net deferred tax assets are recorded in other assets on the Company's consolidated balance sheet.

The Company has a net operating loss for income tax purposes of $1,916,041 as of December 31, 2007. This net operating loss expires in the year 2026.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2007 to income before income taxes follows:

	2007	2006
Tax expense (benefit) at a statutory rate	$ (282,155)	$ (823,131)
State income tax, net of federal income tax effect	-	-
Stock-based compensation	33,118	21,207
Other	(11,986)	(20,936)
Income tax benefit	$ (261,023)	$ (822,860)

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 11 – BENEFIT PLAN

During fiscal 2007, the Company established a defined contribution plan covering substantially all employees. The Company contributes a matching contribution of 100% of employee salary deferral contributions up to 3% of salary, plus 50% of employee salary deferral contributions from 3% to 5% of salary for the plan year. Matching contribution expense was $39,363 for fiscal 2007.

NOTE 12 - LEASES

The Company has entered into various lease agreements which are more fully described below.

The Company entered into a lease agreement for a minimum term of thirty-six months which ended on October 15, 2007. This lease was amended on January 24, 2006. On March 27, 2007, this lease agreement was extended for an additional three-year term, ending in October 14, 2010 with a monthly rental amount of $4,928. This lease provides for one additional three-year renewal term with monthly rental amounts $5,292. This space currently serves as the main branch location for the Bank.

The Company entered into a lease agreement beginning September 1, 2005 for a minimum term of one year, ending on August 31, 2006. On May 24, 2006, this lease agreement was extended for an additional one year term, ending on August 31, 2007. On April 20, 2007, this lease agreement was extended for an additional six month term, ending on February 28, 2008. On January 1, 2008, this lease agreement was extended for an additional four month term, ending June 30, 2008 with a monthly rental amount of $2,500. This space serves as the Operations Department for the Bank.

On January 1, 2006, the Company opened a loan production office on Hilton Head Island, South Carolina. This location was converted to a full-service branch on October 26, 2007. The leased facility was sold in August 2006 to a limited liability corporation owned primarily by directors of the Company. The Company entered into a new lease agreement beginning August 1, 2006 for a minimum of ten years. The lease agreement provides for two ten year renewal terms. Monthly rental expense for the first two years of the lease is $2,000. At the end of the second year of the initial term, and at the end of each subsequent two year period and of any renewal term of this lease, the base rent may be adjusted according to the provisions in the lease.

The Company has assumed liability for a lease agreement for an automobile. The lease terms call for monthly payments of $400. On January 3, 2008, this lease was extended for an additional year with the same lease payment, terms and conditions contained in the original agreement.

The Bank entered into a lease agreement beginning January 1, 2008 for a minimum term of fifteen years, ending on December 31, 2023. The lease agreement provides for two five year renewal terms. Monthly rental expense for the first year of the lease is $9,572. At the end of the first year of the initial term, and at the end of each subsequent year, the base rent will be adjusted according to the provisions in the lease. This space will consolidate the existing main branch location and the Operations Department for the Bank.

Rental expense for the year ending December 31, 2007 totaled $127,815. Rental expense for the year ending December 31, 2006 totaled $192,537, including rental expense for the period October 1, 2004 (inception) to December 31, 2005 totaling $71,089 which was transferred to the bank as organizational expenses.

NOTE 12 – LEASES (continued)

Under these assumptions, minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year for each of the next five years in the aggregate are:

2008	$ 201,856
2009	$ 201,478
2010	$ 192,473
2011	$ 149,513
2012	$ 153,279

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2007, the Company had related party loans totaling $2,694,127. Advances made totaled $2,628,123 and repayments totaled $717,664 during the year ended December 31, 2007. The Company had related party loans totaling $783,668 as of December 31, 2006. Advances made totaled $1,145,591 and repayments totaled $361,923 during the year ended December 31, 2006.

Deposits by directors, including their affiliates and executive officers, at December 31, 2007 and 2006 were $4,668,086 and $4,540,796, respectively.

One of the leases described in Note 12 is with a limited liability corporation that is owned primarily by the directors of the Company. The expense associated with this lease totaled $34,459 and $14,889 for the years ended December 31, 2007 and 2006, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15 - LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2007 or 2006; therefore, basic loss per share and diluted earnings per share were the same.

	2007	2006
Net loss per share – basic computation:		
Net loss to common shareholders	$ (568,846)	$ (1,598,113)
Average common shares outstanding – basic	1,251,577	1,174,734
Basic loss per share	$ (.45)	$ (1.36)

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2007 and 2006, the Bank exceeded its minimum regulatory capital ratios, as well as the ratios to be considered "well-capitalized".

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2007 and 2006:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)						
As of December 31, 2007						
Total Capital (to risk weighted assets)	$ 9,172	14.65%	$ 5,007	8.0%	$ 6,258	10.0 %
Tier 1 Capital (to risk weighted assets)	8,495	13.57%	2,503	4.0%	3,755	6.0 %
Tier 1 Capital (to average assets)	8,495	11.26%	3,017	4.0%	3,771	5.0 %
As of December 31,2006						
Total Capital (to risk weighted assets)	$ 9,522	25.11%	$ 3,033	8.0%	$ 3,792	10.0 %
Tier 1 Capital (to risk weighted assets)	9,133	24.09%	1,517	4.0%	2,275	6.0 %
Tier 1 Capital (to average assets)	9,133	20.40%	1,791	4.0%	2,238	5.0 %

The Federal Reserve guidelines contain an exemption from the capital requirements for "small bank holding companies." On March 31, 2006, the Federal Reserve changed the definition of a small bank holding company to bank holding companies with less than $500 million in total assets (an increase from $150 million under the prior rule). However, bank holding companies will not qualify under the new definition if they (i) are engaged in significant nonbanking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. Although we have less than $500 million in assets, it is unclear at this point whether we otherwise meet the requirements for qualifying as a "small bank holding company." According to the Federal Reserve Board, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines. In the adopting release for the new rule, the Federal Reserve Board stated that what constitutes a "material" amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company. In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Prior to adoption of this new rule, our holding company was not subject to these capital guidelines, as it had less than $150 million in assets. Until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, the Bank is subject to, and complies with, these minimum capital requirements as set per bank regulatory agencies.

NOTE 17- LINES OF CREDIT

As of December 31, 2007, the Company had lines of credit to purchase federal funds from unrelated banks totaling $7,400,000, consisting of a $2,800,000 line secured by $2,800,000 of investment securities, and $4,600,000 of unsecured lines. As of December 31, 2007, $2,800,000 was outstanding on the secured line of credit, $1,038,200 was outstanding on unsecured lines of credit and $3,561,800 remained unused on lines of credit. The lenders have reserved the right to withdraw the unsecured lines at their option. These lines of credit are available on various structures for general corporate purposes.

NOTE 18 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to stockholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company is also restricted.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Bank's off-balance-sheet financial instruments whose contract amounts represent credit risk at December 31:

	2007	2006
Commitments to extend credit	$ 12,891,632	$ 9,100,759
Commercial letters of credit	205,073	121,336
	$ 13,096,705	$ 9,222,095

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - For securities available-for-sale, fair value equals the carrying amount which is the quoted market price.

Nonmarketable Equity Securities – The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from Federal Home Loan Bank - The fair value of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the Federal Home Loan Bank.

Federal Funds Purchased - Federal funds purchased are for a term of one day, and the carrying amount approximates the fair value.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments and standby letters of credit which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 1,630,198	$ 1,630,198	$ 1,621,399	$ 1,621,399
Federal funds sold	-	-	6,611,000	6,611,000
Investment securities available for sale	13,599,116	13,599,116	3,560,807	3,560.807
Nonmarketable equity securities	318,400	318,400	93,200	93,200
Loans receivable	65,086,609	65,874,000	38,430,295	38,926,000
Accrued interest receivable	369,775	369,775	231,559	231,559
Financial Liabilities:				
Demand deposits, interest-bearing transaction and savings accounts	26,200,733	26,200,733	24,088,864	24,088,864
Time deposits	37,268,369	36,284,034	17,122,280	17,122,280
Advances from Federal Home Loan Bank	5,000,000	5,000,000	-	-
Federal funds purchased	3,838,200	3,383,200	-	-
Accrued interest payable	196,852	196,852	145,657	145,657
	Notional Amount	Fair Value	Notional Amount	Fair Value
Commitments to extend credit	$12,891,632	$ -	$ 9,100,759	$ -
Standby letters of credit	205,073	-	121,336	-

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Atlantic Bancshares, Inc. (parent company only):

Condensed Balance Sheets
December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
Assets:		
Cash and cash equivalents	$ 394,130	$ 439,220
Deferred tax benefit	54,989	42,440
Other assets	-	-
Investment in subsidiary	9,533,139	9,961,312
Total assets	$ 9,982,258	$ 10,442,972
Liabilities and Shareholders' Equity		
Total liabilities	-	-
Shareholders' equity	9,982,258	10,442,972
Total liabilities and shareholders' equity	$ 9,982,258	$ 10,442,972

Condensed Statements of Operations
For the years ended December 31, 2007 and 2006

	2007	2006
Interest income	$ -	$ 25,450
Salaries and benefits	97,408	62,374
Interest expense	-	779
Other expense	45,089	87,116
Total expense	142,497	150,269
Income (loss) before income taxes and equity in undistributed losses of subsidiary	(142,497)	(124,819)
Income tax benefit	(12,549)	(42,440)
Equity in undistributed net loss of subsidiary	(438,898)	(1,515,734)
Net loss	$ (568,846)	$ (1,598,113)

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION (continued)

Condensed Statements of Cash Flows
For the years ended December 31, 2007 and 2006

	2007	2006
Operating activities		
Net loss	$ (568,846)	$ (1,598,113)
Adjustments to reconcile net loss to net cash used by operating activities		
Equity in undistributed net loss of subsidiary	438,897	1,515,734
Stock based compensation expense	97,408	62,373
(Increase) decrease in other assets	(12,549)	831,963
Decrease in accounts payable and accrued expenses	-	(192,518)
Net cash used by operating activities	(45,090)	619,439
Investing activities		
Reimbursement from Bank for premises, furniture and equipment	-	311,572
Investment in subsidiary	-	(11,467,252)
Net cash used in investing activities	-	(11,155,680)
Financing activities		
Proceeds from sale of common stock, net	-	11,982,022
Net decrease in note payable	-	(1,046,988)
Net decrease in stock subscription deposits	-	(7,162,150)
Net cash provided by financing activities	-	3,772,884
Net increase (decrease) in cash and cash equivalents	(45,090)	(6,763,357)
Cash and cash equivalents, beginning of year	439,220	7,202,577
Cash and cash equivalents, end of year	$ 394,130	$ 439,220

Atlantic Bancshares, Inc.
Corporate Data

ANNUAL MEETING:
The Annual Meeting of Shareholders of Atlantic Bancshares, Inc. will be held on Friday, May 9, 2008 at 10:00 AM at the Community Center, Oscar Frazier Park, 77 Shults Road, Bluffton, South Carolina 29910.

CORPORATE OFFICE:
One Sherington Drive, Suite J
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

CORPORATE COUNSEL:
Nelson Mullins Riley & Scarborough, LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, South Carolina 29601

INDEPENDENT AUDITORS:
Elliott Davis, LLC
PO Box 2227
Columbia, South Carolina 29202

STOCK TRANSFER AGENT:
First Citizens Bank & Trust Company
Institutional Trust Services Division
4300 Six Forks Road
Raleigh, North Carolina 27609

STOCK INFORMATION:
The common stock of Atlantic Bancshares, Inc. is listed on the Over-the-Counter Bulletin Board (www.otcbb.com). The trading symbol is ATBA. As of March 20, 2008, there were 387 shareholders of record.

The ability of Atlantic Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Atlantic Community Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.

LOCATIONS:
Sheridan Park Branch
One Sherington Drive, Suite J
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

Hilton Head Island Branch
One Corpus Christie Place, Suite 108
Hilton Head Island, SC 29928
Phone: 843.785.3400
Fax: 843.785.3350

Mailing: (all locations)
Post Office Box 3077
Bluffton, South Carolina 29910

Online:
www.atlanticcommunitybank.com

Telephone Banking:
877.ACB.2472

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Atlantic Bancshares, Inc.
Board of Directors

Brian J. Smith, DMD
Chairman
Owner, Palmetto Dental Arts, PA

Edgar L. Woods
Vice Chairman
Owner, Palmetto Grain Brokerage, LLC

Gary C. Davis
Broker-in-charge, Hilton Head Lakes

Frederick Anthony Nimmer, III
President, Nimmer Turf + Tree Farm

Robyn Josselson Shirley
Practice Manager, Southeastern Oral & Maxillofacial Surgery Center, Inc.

Mark S. Simpson
Attorney, Jones Patterson Simpson & Newton, PA

Robert P. Trask
President & Chief Executive Officer
Atlantic Bancshares, Inc., Atlantic Community Bank

Allen B. Ward
President, Ward Edwards, Inc.



Atlantic Bancshares, Inc.

Executive Officers

Robert P. Trask
President & Chief Executive Officer



Robert is a native of Beaufort and has lived in southern Beaufort County since 1989. His 19 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask is a trustee for both the Community Foundation of the Lowcountry, Inc. and Technical College of the Lowcountry Foundation, Inc. Mr. Trask also serves as Group I Director of the South Carolina Bankers Association's Community Bankers Council. Most recently, Mr. Trask was appointed as a fellow of the Liberty Fellowship Class of 2009.

Michelle M. Pennell
Chief Financial Officer



Michelle has been a resident of the low country for over 16 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as Vice President and Treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991-1998. In addition, she has substantial experience in many levels of accounting and finance across the hotel/ restaurant, retail and non-profit sectors. Ms. Pennell has participated in a variety of leadership positions in community organizations over the years. She is a graduate of the Hilton Head Island / Bluffton Chamber of Commerce Leadership Program.

Todd D. Hoke
Chief Credit Officer



Todd has been a resident of the low country since 1996. Mr. Hoke earned his bachelor of science degree in business administration from Bowling Green University in Bowling Green, Ohio. Mr. Hoke's 13 years of commercial lending and relationship banking experience has been concentrated in Southern Beaufort and Jasper Counties. He has prior management, loan operations and lending experience. He is a graduate of the Risk Management Associations Advanced Commercial Lending School. Mr. Hoke is past president and treasurer of the Bluffton/Okatie Kiwanis Club, and is a graduate of the Hilton Head Island / Bluffton Chamber of Commerce Leadership Program.

Karen B. Sprague
Chief Operations Officer



Karen has been a resident of the low country since 1993. Ms. Sprague earned her bachelor of arts degree from the College of Wooster in Wooster, Ohio. Ms. Sprague has prior branch management, operations and lending experience. She is a graduate of the American Bankers Association National Compliance School and the South Carolina Bankers Association Bank Secrecy Act School. She serves as Vice President of the The Zonta Club of Hilton Head Island Board of Directors, Secretary of the Hilton Head Island / Bluffton Chamber of Commerce Junior Leadership Board of Trustees, Secretary of the South Carolina Bankers Association Disaster Recovery Committee and is a member of the Bluffton / Hardeeville Business Council Government and Economics Committee. Ms. Sprague was awarded the Zonta Woman of Achievement award by her peers in Zonta in 2004. She is a graduate of the Hilton Head Island / Bluffton Chamber of Commerce Leadership Program.

Atlantic Bancshares, Inc.

NOTES

atlantic® community bank

It's your money. It's your bank.

one sherington drive, suite J
post office box 3077
bluffton, south carolina 29910

phone: 843.815.7111
fax: 843.815.7112

one corpus christie place, suite 108
executive center
hilton head island, south carolina 29928

phone: 843.785.3400
fax: 843.785.3350

END